April 21, 2015

FILED AS EDGAR CORRESPONDENCE

Ms. Kathy Churko

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Man FRM Alternative Multi-Strategy Fund LLC (formerly, Excelsior Multi-Strategy Hedge Fund of Funds, LLC) (File No. 811-10083) (the "Fund")

Dear Ms. Churko:

We are responding to the comments of the staff (the "Staff") of the U.S. Securities and Exchange Commission (the "Commission") received during the telephone conversation which took place on February 27, 2015 with respect to the annual shareholder report of the Fund on Form N-CSR for the period ended March 31, 2014 that was filed with the Commission on June 9, 2014 (the "N-CSR"). For your convenience, the substance of the Staff's comments is summarized below and is followed by the Fund's response.

1.	Comment: Please file an amended N-CSR that includes the signatures of both the Principal Financial Officer and the Principal Executive Officer.

Response: The Fund filed an amended N-CSR that was signed by both the Principal Financial Officer and the Principal Executive Officer on March 18, 2015.

2.	Comment: Please verify whether the Fund has been operating de facto as a "diversified company" as defined in Section 5(b) of the Investment Company Act of 1940 (the "1940 Act") for the last three years.

Response: The Fund confirms that it has been operating as a "diversified company" and will continue to operate as such unless a change is authorized by the vote of a majority of the Fund's outstanding voting securities as required by Section 13(a) of the 1940 Act.

3.	Comment: Please clarify why certain investments in the Schedule of Investments are shown as having no cost.

Response: Note 2(d) to the Financial Statements included in the N-CSR sets forth the Fund's policy with respect to accounting for sales and redemption proceeds and distributions:

d. Security Transactions
Purchases of investments in the Portfolio Funds are recorded as of the first day of legal ownership of a Portfolio Fund. Sales are recorded as of the last day of legal ownership or participation in a Portfolio Fund. Sales and redemption proceeds

Ms. Kathy Churko

April 21, 2015

and distributions received from the Portfolio Funds, whether in the form of cash or securities, are applied first as a reduction of the investment’s cost, and any excess is treated as realized gain from investments in the Portfolio Funds. The Company has consistently applied this method of accounting for sales and redemption proceeds and distributions.

Investments in the Schedule of Investments that have zero cost are investments where the Fund has received proceeds in excess of original cost such that all remaining proceeds from the underlying portfolio fund investments would be treated as realized gain.

4.	Comment: Going forward, please present the ratios in the Financial Highlights in the order prescribed by Form N-2. Also, please remove in the Financial Highlights the line item "Ratio of total expenses before tax expense to average net assets."

Response: The Fund will make the requested revisions going forward.

* * * *

The Fund acknowledges that: (i) the Commission is not foreclosed from taking any action with respect to the Fund's filing of its certified shareholder report on Form N-CSR; (ii) the Staff review of this filing, under delegated authority, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Fund will not assert the Commission's staff review as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. As indicated in the Commission's June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Fund.

If you have any further questions or comments, please do not hesitate to call me at (212) 756-2149.

Sincerely,

/s/ Pamela Chen

Pamela Chen

cc: Linzie Steinbach

Chief Financial Officer of the Fund